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Li He

Davis Polk & WardwellLLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

CONFIDENTIAL

December 4, 2013

Re:	iKang Guobin Healthcare Group, Inc. Draft Registration Statement on Form F-1

CONFIDENTIAL TREATMENT REQUESTED

Mr. Paul Dudek

Chief, Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Mr. Dudek:

On behalf of iKang Guobin Healthcare Group, Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares. The ADSs are expected to be listed on the New York Stock Exchange or NASDAQ Global Select Market. Subject to market conditions and the resolution of the Staff’s comments on the Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in March 2014.

For your reference, the Company previously made confidential submissions of the Registration Statement with the Securities and Exchange Commission (the “Commission”) under the name “China iKang Healthcare, Inc.” on June 23, 2011, August 4, 2011 and September 2, 2011, respectively. The Company plans to use “iKang Guobin Healthcare Group, Inc.” (a company incorporated under the laws of the British Virgin Islands) rather than “China iKang Healthcare, Inc.” (a company proposed to be incorporated in the Cayman Islands) to conduct the proposed initial public offering. Also, since the Company’s last confidential submission, it has changed its financial year-end from December 31 to March 31.

The Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the staff (the “Staff”) of the Commission in draft form and for the Staff’s review on a confidential basis.

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Terrence R. O’Donnell at +852-2533-3376 (terrence.odonnell@davispolk.com), or Mark Lian of Deloitte Touche Tohmatsu at +86-10- 8520-7156 (mlian@deloitte.com.cn).

Very truly yours,

/s/ Li He
Li He

Enclosures

cc:

Mr. Ligang Zhang, Chairman of the Board of Directors and Chief Executive Officer

Mr. Yang Chen, Chief Financial Officer
iKang Guobin Healthcare Group, Inc.

Mr. Mark Lian, Partner

Mr. Jeffrey Fu, Partner

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Mr. Chris K.H. Lin, Esq., Partner

Mr. Daniel Fertig, Esq., Partner
Simpson Thacher & Bartlett LLP